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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 4 )1

Acco Brands Corporation
(Name of Issuer)
Common Stock ($0.01 par value) and the associated preferred share purchase rights
(Title of Class of Securities)
000081T 10 8
(CUSIP Number)
Arthur Schiller
Lane Industries, Inc
One Lane Center
Northbrook, Illinois 60062
(847) 291-5703
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 27 , 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	000081T 10 8	Page	2	of	7

1	NAMES OF REPORTING PERSONS: Lane Industries, Inc., a Delaware corporation

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
36-2668230

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		88,924 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,949,213 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		88,924 shares

WITH	10	SHARED DISPOSITIVE POWER:

3,949,213 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,038,137 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

7.54%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO/HC

CUSIP No.	000081T 10 8	Page	3	of	7

1	NAMES OF REPORTING PERSONS: LED I, LLC, a Delaware limited liability company

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
87-0754776

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,516,300 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

1,516,300 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,038,137 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

7.54%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.	000081T 10 8	Page	4	of	7

1	NAMES OF REPORTING PERSONS: LED II, LLC, a Delaware limited liability company

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
87-0754777

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,432,913 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

2,432,913 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,038,137 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

7.54%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

4

Amendment No. 4 to Schedule 13D
     This Amendment No. 4 to Schedule 13D (this “Schedule”) is being filed jointly by Lane Industries, Inc., a Delaware corporation (“Lane”), LED I LLC, a Delaware limited liability company and wholly owned subsidiary of Lane (“LED I”), and LED II LLC, a Delaware limited liability company and wholly owned subsidiary of Lane (“LED II” and, together with LED I and Lane, the “Filing Parties”). This Schedule is being filed for the purpose of reporting (1) the sale of 4,030,400 shares of Common Stock by LED II; (2) the previous exercise of stock options on August 7, 2006 by Richard R. Fabbrini, Senior Vice President and Chief Financial Officer of Lane, Jaime G. Knez, Vice President — Treasurer of Lane, and William M. Keating, Vice President of Lane, satisfied in shares of Common Stock held by Lane; and (3) the previous exercise of options on August 8, 2006 by Forest M. Schneider, President and Chief Executive Officer of Lane and a director of the Issuer, satisfied in shares of Common Stock held by Lane.
     Except as amended hereby, the original Schedule 13D filed by Lane on August 26, 2005, as amended by Amendment No. 1 to Schedule 13D filed on November 23, 2005, Amendment No. 2 to Schedule 13D filed on March 2, 2006, and Amendment No. 3 to Schedule 13D filed on March 20, 2006 (the “Original 13D”), remains in full force and effect and shall be read together with this Schedule. Capitalized terms not defined herein shall have the meanings ascribed to them in the Original 13D.
Item 4. Purpose of the Transaction.
Item No. 4 is supplemented and amended as follows:
This Schedule is being filed pursuant to Rule 13d-1(e) under the Securities Exchange Act of 1934, as amended to include the disposition of Common Stock by Lane and LED II.
Item 5. Interest in Securities of the Issuer.
Item No. 5 is supplemented and amended as follows:
     According to the Issuer’s most recent Form S-3, as of September 15, 2006, approximately 53,543,671 shares of Common Stock were outstanding.
     (a) and (b) The Filing Parties in the aggregate may be deemed to beneficially own 4,038,137 shares of Common Stock. This number of shares equals 7.54% of the outstanding Common Stock. The Filing Parties in the aggregate may be deemed to have the shared power to vote or direct the vote of and to dispose of or direct the disposition of 4,038,137 shares of Common Stock, which represents approximately 7.54% of the voting power of the Common Stock.
     Lane may be deemed to beneficially own 4,038,137 shares of Common Stock by virtue of the 88,924 shares of Common Stock held directly by Lane and the 3,949,213 shares of Common Stock held directly by LED I and LED II, which entities Lane controls. This number of shares equals 7.54% of the outstanding Common Stock. Lane may be deemed to have the sole power to vote or direct the vote of and to dispose of or direct the disposition of 4,038,137 shares of Common Stock, which represents approximately 7.54% of the voting power of the Common Stock.
     LED I may be deemed to beneficially own 1,516,300 shares of Common Stock. This number of shares equals 2.83% of the outstanding Common Stock. LED I may be deemed to have the shared power to vote or direct the vote of and to dispose of or direct the disposition of 1,516,300 shares of Common Stock, which represents approximately 2.83% of the voting power of the Common Stock.

     LED II may be deemed to beneficially own 2,432,913 shares of Common Stock. This number of shares equals 4.54% of the outstanding Common Stock. LED II may be deemed to have the shared power to vote or direct the vote of and to dispose of or direct the disposition of 2,432,913 shares of Common Stock, which represents approximately 4.54% of the voting power of the Common Stock.
     (c) On August 7, 2006, Richard R. Fabbrini, Senior Vice President and Chief Financial Officer of Lane, Jaime G. Knez, Vice President — Treasurer of Lane, and William M. Keating, Vice President of Lane, exercised 8,000, 6,000 and 8,000 options, respectively, to purchase shares of the Issuer granted to them by Lane. The exercise price of the options was $7.00 per share. As a result of the exercise of options by Mr. Fabbrini, Mr. Knez, and Mr. Keating, the number of shares of Common Stock held by Lane was reduced by 22,000.
     On August 8, 2006, Forest M. Schneider, President and Chief Executive Officer of Lane and a director of the Issuer, exercised 14,000 options to purchase shares of the Issuer granted to him by Lane. The exercise price of the options was $7.00 per share. As a result of the exercise of Mr. Schneider’s options, the number of shares of Common Stock held by Lane was reduced by 14,000.
     On September 27, 2006, LED II sold 4,030,400 shares of Common Stock in a registered offering under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the Underwriting Agreement, dated September 21, 2006 (the “Underwriting Agreement”) among Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc., as representatives of the several underwriters, the Issuer and the securityholders listed in Schedule B to the Underwriting Agreement. LED II disposed of the Common Stock at a price to the public of $21.01 per share.
     (d) Pursuant to the Forward Contract, Deutsche Bank AG has, under certain specified conditions (including default by LED I of its obligations thereunder), the right to receive dividends from, and the proceeds from the sale of, the shares of Common Stock pledged by LED I with Deutsche Bank AG.
     (e) Not Applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item No. 6 is supplemented and amended as follows:
     As described in Item 5, LED II entered into the Underwriting Agreement, pursuant to which LED II disposed of 4,030,400 shares of Common Stock on September 27, 2006. The Underwriting Agreement contains standard representations and warranties and indemnification provisions by LED II, the Issuer and the other selling securityholders.
     On September 15, 2006, in connection with the transactions contemplated by the Underwriting Agreement, each of Lane, LED I and LED II entered into a Lock-up Agreement (collectively, the “Lock-up Agreements”). Until 90 days after September 21, 2006 (which period may be extended if either (i) during the last 17 days of such 90-day period, the Issuer releases earnings or material news or a material event relating to the Issuer occurs or (ii) prior to the expiration of such 90-day period, the Issuer announces that it will release earnings during the 16-day period beginning on the last day of such 90-day period, in each case such extension will be until 18 days following the date of such release or occurrence), the Filing Parties may not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any Common Stock or securities exchangeable or convertible into Common Stock without the prior written consent of Credit Suisse Securities (USA) LLC. The Lock-up Agreements contain certain customary exceptions and exceptions for sales, assignments or other dispositions pursuant to certain agreements the Filing Parties had entered into before the date of the Lock-up Agreements.
     On September 20, 2006, LED II entered into a Power of Attorney, appointing Jaime Knez and Arthur Schiller, each officers of Lane and LED II, as its attorneys-in-fact to act on behalf of LED II with respect to all matters arising in connection with the sale of Common Stock pursuant to the Underwriting Agreement.
     The summary of the Underwriting Agreement, the Power of Attorney and the Lock-up Agreements contained in this Item 6 are qualified in their entirety by reference to the Underwriting Agreement, the Power of Attorney and the Lock-up Agreements, which are filed herewith as exhibits and which are incorporated herein by reference.
Item 7. Material to be Filed as Exhibits.

Exhibit Number	Description

99.1	Agreement and Plan of Merger, dated as of March 15, 2005, by and among Fortune Brands, Inc., ACCO World Corporation, Gemini Acquisition Sub, Inc. and General Binding Corporation (incorporated herein by reference to Annex A to the Issuer’s Amendment No. 2 to Registration Statement on Form S-4/A dated July 15, 2005)

99.2	Registration Rights Agreement, dated as of March 15, 2005, by and between ACCO World Corporation and Lane Industries, Inc. (incorporated herein by reference to Exhibit 4.2 to the Issuer’s Amendment No. 1 to Registration Statement on Form S-4/A dated June 22, 2005)

99.3	Affiliate Letter, dated as of August 2, 2005 between Lane Industries, Inc. and Acco World Corporation*

99.4	Contribution Agreement dated as of November 9, 2005, by and among Lane Industries Inc., LED I LLC and LED II LLC*

99.5	Confirmation Agreement dated as of November 21, 2005 between LED I LLC and Deutsche Bank AG**

99.6	Joint Filing Agreement dated as of November 22, 2005 among Lane Industries Inc., LED I LLC and LED II LLC*

99.7	Underwriting Agreement dated September 21, 2006 among Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc., as representatives of the several underwriters, Acco Brands Corporation and the securityholders listed in Schedule B thereto

99.8	Lock-up Letter Agreement dated September 15, 2006 by Lane Industries, Inc. addressed to ACCO Brands Corporation, Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc.

99.9	Lock-up Letter Agreement dated September 15, 2006 by LED I, LLC addressed to ACCO Brands Corporation, Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc.

99.10	Lock-up Letter Agreement dated September 15, 2006 by LED II, LLC addressed to ACCO Brands Corporation, Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc.

99.11	Power of Attorney by LED II, LLC in favor of Jaime Knez and Arthur Schiller dated September 20, 2006
       * Previously filed with the Original 13D on August 26, 2005.
     ** Previously filed with Amendment No. 3 to Schedule 13D on March 20, 2006.

SIGNATURES
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: September 27, 2006

LANE INDUSTRIES, INC.
By:	/s/ Arthur J. Schiller
Name:	Arthur J. Schiller
Title:	Secretary and General Counsel

APPENDIX I
INFORMATION CONCERNING DIRECTORS AND EXECUTIVE OFFICERS OF LANE
INDUSTRIES, INC., LED I LLC and LED II LLC
The following table sets forth the name, business address and principal occupation or employment at the present time for each director and executive officer of the Filing Parties, Inc. Unless otherwise noted, each person is a citizen of the United States and each such person’s business address is 1200 Shermer Road, 4th Floor, Northbrook, IL 60062.
A. Lane Industries, Inc.

Name and Address	Title	Principal Occupation

Andrew N. Lane	Director	Private Investor

19351 Highway 82 Carbondale, Co 81623

Jeffrey P. Lane	Director	President, Bell Ranch

Bell Ranch 706 Mule Creek Drive Solano, NM 87746

Nelson P. Lane	Director	Private Investor

1286 Spring Creek Road Silverthorne, CO 80498

Kenneth Aldridge	Director	President, Aldridge Electric

Aldridge Electric
28572 N. Bradley Road
Libertyville, IL 60048

James Friedlieb	Director	Partner, Arthur Andersen

Arthur Andersen 33 West Monroe Street Chicago, IL 60603

Harry Mosgrove 8065 Iris Street Arvada, Colorado 80005	Director	Private Investor and Consultant

Forrest M. Schneider	Executive Officer	President and Chief Executive Officer of Lane Industries, Inc.

Arthur J. Schiller	Executive Officer	Secretary & General Counsel of Lane Industries, Inc.

Richard R. Fabbrini	Executive Officer	Senior Vice President and Chief Financial Officer of Lane Industries, Inc.

Jaime Knez	Executive Officer	Vice President — Treasurer of Lane Industries, Inc.

William M. Keating	Executive Officer	Vice President of Lane Industries, Inc.
B. LED I LLC

Forrest M. Schneider	Executive Officer	President

Richard R. Fabbrini	Executive Officer	Vice President

William M. Keating	Executive Officer	Vice President

Arthur J. Schiller	Executive Officer	Secretary

Jaime Knez	Executive Officer	Treasurer
C. LED II LLC

Forrest M. Schneider	Executive Officer	President

Richard R. Fabbrini	Executive Officer	Vice President

William M. Keating	Executive Officer	Vice President

Arthur J. Schiller	Executive Officer	Secretary

Jaime Knez	Executive Officer	Treasurer